

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2021

Michael Roper
Chief Executive Officer
Muscle Maker, Inc.
308 East Renfro Street, Suite 101
Burleson, Texas 76028

> **Re: Muscle Maker, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 30, 2021**
> **File No. 333-255700**

Dear Mr. Roper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Fleming